Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

Reuters Insider Interview

MIKE STONE: Back in January, AXIS Capital and PartnerRe announced they were to merge to create a leading specialty insurance and reinsurer, but Italy’s Exor, a holding company which owns a stake in automaker Chrysler and other industrial companies is trying to jump the deal by offering to buy PartnerRe for $137.50 per share in all cash. AXIS and PartnerRe still want to merge, and Partner Re chairman Jean-Paul Montupet and AXIS Capital CEO Albert Benchimol are here to tell us why their $131.50 per share offer is better. Gentlemen, tell me why should shareholders be excited about this merger of equals?

ALBERT BENCHIMOL: Thank you. Shareholders should be excited because we have a unique opportunity to create a 21st century insurer and reinsurer that will have the scale, breadth of products, and service capabilities to gain access to the most attractive business, and deliver growth and returns that are higher than those of the industry. We will have three diversifying leading companies in reinsurance, specialty insurance, and life and accident, and health, and with the merger we expect to generate an incremental 300 basis points plus some ROE, about equally split between expense synergies, capital efficiency, and incremental growth opportunities, such that we believe we can deliver ROEs in excess of 12% by 2017.

MIKE STONE: Why don't you believe Exor’s $137.50 offer trumps the merger of equals?

JEAN-PAUL MONTUPET: Well, their $137.50 is not really comparable to the merger. It represents just an attempt by Exor to buy PartnerRe on the cheap at a price that doesn't reflect the value of our franchise. Even absent of the merger, had we received an offer at that price, we wouldn’t have considered it attractive.

MIKE STONE: Can you talk about the impact of the transaction on PartnerRe’s common shareholders and preferred shareholders?

JEAN-PAUL MONTUPET: Well, the PartnerRe common shareholders will end up owning about 50% of the new company. They will receive a special dividend of $11.50 up front, and they will of course get the opportunity to participate in the very significant value creation that will result from the merger. As far as the preferred shareholders are concerned, we talked to the rating agencies and we know that the preferred shares will continue to enjoy at least the same rating as they do today, while this may not be the case in the case of Exor because of their much more leveraged structure.

MIKE STONE: Do you believe that your shareholders will support the merger of equals? Don't merger arbitragers want more cash in hand versus the merger of equals offer?

JEAN-PAUL MONTUPET: Well, there are long-term shareholders and there are short-term shareholders. It’s the duty of the board and of management to define and execute strategies that create values for all shareholders, and that’s what we have been doing, and that's what we are doing with this merger. Having said this, there is no class of

Reuters Insider Interview

shareholder that should dictate which way the company should go in the future, but there is no class of shareholder that should be excluded either, and on that matter I would like to point out that for the shareholders’ vote that will take place in July, we have picked a record date that is such that all shareholders will be represented.

MIKE STONE: Including Exor?

JEAN-PAUL MONTUPET: Including Exor and the arbs.

MIKE STONE: What kind of return on equity do you expect to see from the pro forma company in the future if the merger of equals is to come to fruition?

ALBERT BENCHIMOL: Yes, as I noted, we have set as a target for ourselves by 2017 to achieve at least a 12% ROE, and as I mentioned, that is driven in large part by the merger benefits of approximately 300 basis points plus, about equally shared between expense synergies, capital efficiencies, and new business development opportunities. But that, in my mind, is just a beginning, if you would, in as much as I believe there is still potential for more ROE in later years as we sustain our moment of business growth and process efficiency optimization. But just as important as the high ROE, I believe that the volatility of our returns will be much more stable going forward, given the broader and more diversified portfolio that we will have. – And because of our strategic positioning, we should also have higher growth rates than the industry. So we are looking to deliver to our shareholders higher ROEs, more stable ROEs, and better growth and earnings.

MIKE STONE: Gentlemen, thank you very much.

ALBERT BENCHIMOL & JEAN-PAUL MONTUPET: Thank you.

MIKE STONE: I’m Mike Stone, and this is Reuters.

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